UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )   *

Nexvet Biopharma public limited company
(Name of Issuer)
Ordinary Shares, nominal value $0.125 per share
(Title of Class of Securities)
G6503X109
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Found on Page 33

Page 1 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Akubra Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Bushranger Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Ute Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO
Page 4 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS NGP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 7 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon AA GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon Partners GP VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
Page 10 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
Page 11 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Richard B. Fried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS David T. Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Monica R. Landry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Michael G. Linn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Ravi K. Paidipaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
Page 17 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS William Seybold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
Page 19 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS John R. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
Page 21 of 33 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]** ** [See Item 2(a)]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 33 Pages

Preliminary Note:

This Amendment No. 2 to Schedule 13D (this "Amendment") amends the Schedule 13D initially filed on February 20, 2015, as amended by Amendment No. 1 thereto filed on April 19, 2017 (as so amended, the "Prior Schedule 13D" and, as amended by this Amendment, this "Schedule 13D").  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

This Schedule 13D relates to ordinary shares, nominal value $0.125 per share ("Ordinary Shares"), of Nexvet Biopharma public limited company, an Irish public limited company (the "Company").

On July 31, 2017, the Company filed with the SEC a Current Report on Form 8-K reporting the completion on such date of a transaction by which Zoetis Inc. ("Zoetis"), through its indirect wholly-owned subsidiary Zoetis Belgium S.A. ("Bidco"), acquired all of the outstanding Ordinary Shares for cash by means of a "scheme of arrangement" under Irish law (the "Acquisition"), pursuant to the Transaction Agreement, dated April 13, 2017, by and among the Company, Zoetis and Bidco (the "Transaction Agreement"), as a result of which  the Company became a wholly-owned subsidiary of Bidco and an indirect wholly-owned subsidiary of Zoetis.

In the Acquisition and pursuant to the Transaction Agreement, the Farallon SPVs (as defined in Item 2(a) below) sold to Bidco on July 31, 2017 all of the aggregate 2,648,696 Ordinary Shares then held by the Farallon SPVs, for consideration of $6.72 in cash per Ordinary Share.  As a result of such disposition of Ordinary Shares, as of the date of this statement the only securities of the Company held by the Farallon SPVs are an aggregate of 675,000 warrants issued by the Company ("Warrants"), each of which entitles its holder to purchase one Ordinary Share for an exercise price of $8.625 (subject to adjustment pursuant to the terms of the Warrants) at any time until the Warrants' expiration on April 30, 2019.  As further described in Item 6 below, effective upon the consummation of the Acquisition, the Articles of Association of the Company were amended to provide that in the event any Warrants are exercised following the Acquisition, the Ordinary Shares issued to the exercising Warrant holder shall be transferred immediately to Bidco in consideration of the payment by Bidco to such holder of $6.72 in cash per Ordinary Share.

Item 2.Identity and Background

This Amendment amends and restates Item 2(a) of the Prior Schedule 13D in its entirety as follows:

(a) This statement is filed by the entities and persons listed in items (i) through (ix) below, all of whom together are referred to herein as the "Reporting Persons."

The Farallon SPVs

(i)
Akubra Investors, LLC, a Delaware limited liability company ("Akubra"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Warrants;

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(ii)
Bushranger Funding, LLC, a Delaware limited liability company ("Bushranger"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Warrants; and

(iii)	Ute Holdings, LLC, a Delaware limited liability company ("Ute"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Warrants.

Akubra, Bushranger and Ute are together referred to herein as the "Farallon SPVs."

The members of Akubra are FCIP XR 2014, L.L.C. ("FCIP XR") and Noonday Special Situation Partners, L.P. ("NSSP") (each, a "Farallon Akubra Fund").

The members of Bushranger are FCP XR 2014, L.L.C. ("FCP XR"), Farallon Capital Institutional Partners III, L.P. ("FCIP III") and Farallon Capital AA Investors, L.P. ("FCAAI") (each, a "Farallon Bushranger Fund").

The members of Ute are FCOI II SS 2014, Ltd. ("FCOI II SS"), Farallon Capital Institutional Partners II, L.P. ("FCIP II") and Farallon Special Situation Partners VI, L.P. ("FSSP VI") (each, a "Farallon Ute Fund").

The Farallon General Partner

(iv)
Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is the general partner of each of (a) the sole member of FCIP XR, (b) the sole member of FCP XR, (c) FCIP III, (d) the sole member of FCOI II SS and (e) FCIP II, with respect to the Ordinary Shares indirectly held (and indirectly acquirable upon the exercise of Warrants) by FCIP XR as a Farallon Akubra Fund, the Ordinary Shares indirectly held (and indirectly acquirable upon the exercise of Warrants) by each of FCP XR and FCIP III as Farallon Bushranger Funds, and the Ordinary Shares indirectly held (and indirectly acquirable upon the exercise of Warrants) by each of FCOI II SS and FCIP II as Farallon Ute Funds.

The NSSP General Partner

(v)
NGP, L.L.C., a Delaware limited liability company (the "NSSP General Partner"), which is the general partner of NSSP, with respect to the Ordinary Shares indirectly held (and indirectly acquirable upon the exercise of Warrants) by NSSP as a Farallon Akubra Fund.

The Management Company

(vi)
Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), the manager of the NSSP General Partner, with respect to the Ordinary Shares indirectly held (and indirectly acquirable upon the exercise of Warrants) by NSSP as a Farallon Akubra Fund.

The FCAAI General Partner

(vii)
Farallon AA GP, L.L.C., a Delaware limited liability company (the "FCAAI General Partner"), which is the general partner of FCAAI, with respect to the Ordinary Shares indirectly held (and indirectly acquirable upon the exercise of Warrants) by FCAAI as a Farallon Bushranger Fund.

The FSSP VI General Partner
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(viii)
Farallon Partners GP VI, L.L.C., a Delaware limited liability company ( the "FSSP VI General Partner"), which is the general partner of FSSP VI, with respect to the Ordinary Shares indirectly held (and indirectly acquirable upon the exercise of Warrants) by FSSP VI as a Farallon Ute Fund.

The Farallon Individual Reporting Persons

(ix)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of both the Farallon General Partner and the Management Company and a manager or senior manager, as the case may be, of both the FCAAI General Partner and the FSSP VI General Partner, with respect to the Ordinary Shares held by the Farallon SPVs and the Ordinary Shares the Farallon SPVs have the right to acquire upon the exercise of Warrants : Philip D. Dreyfuss ("Dreyfuss"); Michael B. Fisch ("Fisch"); Richard B. Fried ("Fried"); David T. Kim ("Kim"); Monica R. Landry ("Landry"); Michael G. Linn ("Linn"); Ravi K. Paidipaty ("Paidipaty"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts"); William Seybold ("Seybold"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dreyfuss, Fisch, Fried, Kim, Landry, Linn, Paidipaty, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

Item 4.Purpose of Transaction
This Amendment amends Item 4 of the Prior Schedule 13D by deleting the first two paragraphs thereof and inserting in lieu thereof the following:

The disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.

The purpose of the acquisition of the Ordinary Shares was for investment.  In the Acquisition and pursuant to the Transaction Agreement, the Farallon SPVs sold to Bidco on July 31, 2017 all of the aggregate 2,648,696 Ordinary Shares held by the Farallon SPVs prior to the completion of the Acquisition, for consideration of $6.72 in cash per Ordinary Share.  As a result of such disposition of Ordinary Shares, as of the date of this statement the only securities of the Company held by the Farallon SPVs are an aggregate of 675,000 Warrants, each of which entitles its holder to purchase one Ordinary Share at any time until the Warrants' expiration on April 30, 2019.

One of the Farallon Individual Reporting Persons, Patel, was appointed as a non-executive member of the Company's board of directors on February 10, 2015.  In connection
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with the Acquisition, Patel resigned as a member of the Company's board of directors effective July 31, 2017.

Item 5.Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

The Farallon SPVs

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon SPV is incorporated herein by reference for each such Farallon SPV.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 11,916,712 Ordinary Shares outstanding as of April 30, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2017.

(c)
In connection with the completion of the Acquisition and pursuant to the Transaction Agreement, on July 31, 2017: (i) Akubra sold to Bidco all 833,845 Ordinary Shares then held by Akubra; (ii) Bushranger sold to Bidco all 899,268 Ordinary Shares then held by Bushranger; and (iii) Ute sold to Bidco all 915,583 Ordinary Shares then held by Ute.  Bidco paid to the relevant Farallon SPV $6.72 in cash for each such Ordinary Share sold to Bidco.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by the Farallon SPVs as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

The NSSP General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Management Company is the manager of the NSSP General Partner.

            The NSSP General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Management Company is the manager of the NSSP General Partner.

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Farallon Individual Reporting Persons are managing members of the Management Company.

The FCAAI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Bushranger as reported herein. The Farallon Individual Reporting Persons are managers of the FCAAI General Partner.
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The FSSP VI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Ute as reported herein. The Farallon Individual Reporting Persons are managers of the FSSP VI General Partner.

(e)	As of July 31, 2017, each of the Farallon SPVs may no longer be deemed a beneficial owner of more than five percent of the class of securities.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by the Farallon SPVs as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of July 31, 2017, the Farallon General Partner may no longer be deemed a beneficial owner of more than five percent of the class of securities.

The NSSP General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the NSSP General Partner is incorporated herein by reference.

(c)	None.

(d)
The NSSP General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Management Company is the manager of the NSSP General Partner.

(e)	As of July 31, 2017, the NSSP General Partner may no longer be deemed a beneficial owner of more than five percent of the class of securities.

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.
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(c)	None

(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein.  The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	As of July 31, 2017, the Management Company may no longer be deemed a beneficial owner of more than five percent of the class of securities.

The FCAAI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCAAI General Partner is incorporated herein by reference.

(c)	None.

(d)
The FCAAI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Bushranger as reported herein. The Farallon Individual Reporting Persons are managers of the FCAAI General Partner.

(e)	As of July 31, 2017, the FCAAI General Partner may no longer be deemed a beneficial owner of more than five percent of the class of securities.

The FSSP VI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FSSP VI General Partner is incorporated herein by reference.

(c)	None.

(d)
The FSSP VI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Ute as reported herein. The Farallon Individual Reporting Persons are managers of the FSSP VI General Partner.

(e)	As of July 31, 2017, the FSSP VI General Partner may no longer be deemed a beneficial owner of more than five percent of the class of securities.
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The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by the Farallon SPVs as reported herein. The NSSP General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The FCAAI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Bushranger as reported herein. The FSSP VI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Ute as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company, and managers of both the FCAAI General Partner and the FSSP VI General Partner.

(e)	As of July 31, 2017, each of the Farallon Individual Reporting Persons may no longer be deemed a beneficial owner of more than five percent of the class of securities.

The Ordinary Shares reported hereby for the Farallon SPVs are owned directly by the Farallon SPVs. The Farallon General Partner, as general partner of each of (a) the sole member of FCIP XR, (b) the sole member of FCP XR, (c) FCIP III, (d) the sole member of FCOI II SS and (e) FCIP II, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by FCIP XR as a Farallon Akubra Fund, FCP XR and FCIP III as Farallon Bushranger Funds, and FCOI II SS and FCIP II as Farallon Ute Funds. The NSSP General Partner, as general partner of NSSP, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by NSSP as a Farallon Akubra Fund. The Management Company, as manager of the NSSP General Partner, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by NSSP as a Farallon Akubra Fund. The FCAAI General Partner, as general partner of FCAAI, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by FCAAI as a Farallon Bushranger Fund. The FSSP VI General Partner, as general partner of FSSP VI, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by FSSP VI as a Farallon Ute Fund. The Farallon Individual Reporting Persons, as Managing Members or the Senior Managing Member, as the case may be, of the Farallon General Partner and the Management Company, and as managers or the senior manager, as the case may be, of both
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the FCAAI General Partner and the FSSP VI General Partner, in each case with the power to exercise investment discretion, may be deemed to be beneficial owners of all such Ordinary Shares owned by the Farallon SPVs.  Each of the Farallon General Partner, the NSSP General Partner, the Management Company, the FCAAI General Partner, the FSSP VI General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Prior Schedule 13D by reporting the following:

Effective upon the consummation of the Acquisition, the Articles of Association of the Company were amended to provide that in the event any Warrants are exercised following the Acquisition, the Ordinary Shares issued to the exercising Warrant holder shall be transferred immediately to Bidco in consideration of the payment by Bidco to such holder of the amount of cash to which such holder would have been entitled under the terms of the Transaction Agreement had such Ordinary Share been transferred to Bidco in the Acquisition.

Such amended Articles of Association further provide that pending the registration of Bidco as a holder of such transferred Ordinary Shares, the exercising Warrant holder shall not be entitled to exercise any rights attaching to such transferred Ordinary Shares unless so agreed by Bidco; Bidco shall be irrevocably empowered to appoint a person nominated by Bidco to act as attorney or agent on behalf of any holder of such Ordinary Shares in accordance with any directions Bidco may give in relation to any dealings with or disposal of such Ordinary Shares (or any interest therein), the exercise of any rights attached to such Ordinary Shares or receipt of any distribution or other benefit accruing or payable in respect of such Ordinary Shares; and any holder(s) of such Ordinary Shares must exercise all rights attaching to them in accordance with the directions of Bidco.

The foregoing description of the Company's amended Articles of Association is qualified in its entirety by such amended Articles of Association, a copy of which is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 10, 2017, which exhibit is hereby incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2017

/s/ Michael B. Fisch
FARALLON CAPITAL MANAGEMENT, L.L.C.,
On its own behalf and
As the Manager of
AKUBRA INVESTORS, LLC,
BUSHRANGER FUNDING, LLC and
UTE HOLDINGS, LLC
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
FARALLON PARTNERS, L.L.C.
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
NGP, L.L.C.
By Farallon Capital Management, L.L.C., its Manager
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
FARALLON AA GP, L.L.C.
By Michael B. Fisch, Manager

/s/ Michael B. Fisch
FARALLON PARTNERS GP VI, L.L.C.
By Michael B. Fisch, Manager

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fried, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13D on his or her behalf, which were filed as exhibits to the Schedule 13D filed with the SEC on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated by reference. The Powers of
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Attorney executed by each of Dreyfuss, Paidipaty and Seybold authorizing Fisch to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated by reference.
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EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 2	Farallon Lock-Up Agreement relating to Akubra Investors, LLC
EXHIBIT 3	Farallon Lock-Up Agreement relating to Bushranger Funding, LLC
EXHIBIT 4	Farallon Lock-Up Agreement relating to Ute Holdings, LLC
EXHIBIT 5	Patel Lock-Up Agreement
EXHIBIT 6	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 7	Deed of Irrevocable Undertaking, dated April 12, 2017, addressed by Akubra Investors, LLC to Zoetis Inc. and Zoetis Belgium SA
EXHIBIT 8	Deed of Irrevocable Undertaking, dated April 12, 2017, addressed by Bushranger Funding, LLC to Zoetis Inc. and Zoetis Belgium SA
EXHIBIT 9	Deed of Irrevocable Undertaking, dated April 12, 2017, addressed by Ute Holdings, LLC to Zoetis Inc. and Zoetis Belgium SA
EXHIBIT 10	Deed of Irrevocable Undertaking, dated April 12, 2017, addressed by Rajiv A. Patel to Zoetis Inc. and Zoetis Belgium SA

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